Exhibit 7.1

Deloitte(R)

                                                           Deloitte & Touche LLP
                                                           5140 Yonge Street
                                                           Suite 1700
                                                           Toronto ON M2N 6L7
                                                           Canada

                                                           Tel: 416-775-8837
                                                           Fax: 416-601-6440
                                                           www.deloitte.ca

SENT VIA EMAIL AND COURIER

April 24, 2009

Mr. Richard Mozer
Chair, Audit Committee of the Board of Directors
Devine Entertainment Corporation
Berkeley Street, Suite 504
Toronto, Ontario
M5A 2W3

Dear Mr. Mozer:

Re: Devine Entertainment Corporation ("Devine")
-----------------------------------------------

Deloitte & Touche LLP ("Deloitte") has become aware that Devine has filed another 10KSB/A on February 13, 2009 with the U.S. Securities and Exchange Commission ("SEC") purporting to contain an alleged audit opinion from Deloitte pertaining to the December 31, 2007 year end. This filing, and the inclusion of an alleged Deloitte "audit report", is improper, as it has occurred without prior notice to Deloitte, without prior approval from Deloitte and without Devine having received any released final audit report from Deloitte in connection with its December 31, 2007 financial year end.

Moreover, Deloitte has, without any obligation, performed a very preliminary review of the February 13, 2009 10KSB/A filed. We note that some of the disclosures are not consistent with Deloitte's knowledge of matters gained during our audit work; and indeed, some of the disclosures contained in the document have been updated by Devine from the original 10KSB and previously filed 10KSB/A. Thus, these disclosures appear to reflect events subsequent to the completion of Deloitte's audit field work. Moreover, we note from the filing that the SEC has provided a comment letter to Devine regarding its 10K filings. Deloitte has not received nor been copied on any correspondence with the regulators.

The filing by Devine of the February 13, 2009 10KSB/A breaches the terms of our February 22, 2008 engagement letter with Devine. Deloitte expects Devine to cease and desist immediately from placing Deloitte's name on any alleged audit report or filing relating to Devine, including any future document relating to its December 31, 2007 year end (or, to the extent it may incorporate same, its December 31, 2008 year end). Deloitte reserves all rights and remedies at this time.

Deloitte expects that you will make such disclosure, to the SEC, the Ontario Securities Commission or others, as is required by law or as otherwise may be necessary, to make clear that (i) you included an alleged report with your February 13, 2009 Form 10KSB/A filing with the SEC without the knowledge or consent of Deloitte and (ii) Deloitte does not consent to the inclusion (in this Form 10KSB/A or any other


Audit.Tax.Consulting.Financial Advisory.                Member of
                                                        Deloitte Touche Tohmatsu

April 24, 2009
Page 2


document) of any report with respect to the financial statements of Devine for the year ended December 31, 2007. Please copy us on the communications that you provide to the SEC, OSC or others.

Sincerely,

/s/ Deloitte & Touche LLP
by Elliott Jacobson

Deloitte & Touche LLP

cc:  David Devine, Director, Chairman of the Board, President and
       Chief Executive Officer
     Kenneth D. Taylor, Director
     Bryson Farrill, Director
     Ron Feddersen, Director
     Jane Southren, Lerners LLP